Company Secretariat
4 January 2002

To:	Australian Stock Exchange	cc:	New York Stock Exchange
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Australian Stock Exchange Limited (ASX)

Appendix 3X of the Listing Rules

Initial Notification of Interests of Directors and Connected Persons
Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the ASX Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

This Initial Notification is filed in consequence of new Listing Rules of the ASX effective 1 January 2002, and the details are as at that date.

We (the entities) advise the following information under ASX Listing Rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy -

Name of director	Mr B P Gilbertson
Date of appointment	BHP Billiton Limited - 29.6.2001 BHP Billiton Plc - 26.6.1997

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Number & class of securities 389 994 ordinary shares in BHP Billiton Plc

Part 2 - Director's relevant interests in securities of which the director is not the registered holder

Included in this Part is:

  in the case of a trust, interests in the trust made available by the responsible entity of the trust;
  details of the circumstance giving rise to the relevant interest; and
  the relevant interest of Connected Persons as defined in the United Kingdom Companies Act, their identity and relationship to the director. The definition includes spouses and children under 18 years of age.

Name of holder & nature of interest

Billiton ESOP Trustees Limited as
trustee of the Billiton Employee Share Ownership Trust. Under the Trust,
all employees of BHP Billiton Plc, including its executive directors (of which Mr Gilbertson is one) are potential beneficiaries of the Trust under provisions allowing the Trustee discretion to distribute excess Trust assets, either on winding up of the Trust or before. The executive directors therefore have an interest in the balance of the shares in BHP Billiton Plc held in the Trust at any one time.

Vidacos Nominees Limited as trustee of a family trust of which the director is a potential beneficiary.

Billiton ESOP Trustees Limited a/c GILB, held on trust for the director

Number & class of securities 521 411 ordinary shares in BHP Billiton Plc 519 091 ordinary shares in BHP Billiton Plc 244 167 ordinary shares in BHP Billiton Plc

Part 3 - Director's interests in contracts other than as described in Part 4
Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest relates	-

Part 4 - Director's interests in options or other rights granted by the entities
Date of grant
  Restricted Share Awards under the BHP Billiton Plc Restricted Share Scheme (RSS)
    274 914 on 8.11.01
  Shares in BHP Billiton Plc under the BHP Billiton Plc Co-Investment Plan (CIP)
    23 420 committed shares and 71 431 matching shares on 8.11.01

Period during which or date on which exercisable
  Restricted Share Awards under the RSS

- 3 years from date of grant dependant upon company performance with the potential of three performance periods
  Shares under the CIP
    subject to performance conditions, 80% of the committed shares are exercisable 2 years from the date of grant and 125% of the committed and matching shares are exercisable 4 years from date of grant

Part 4 - Director's interests in options or other rights granted by the entities

(cont'd)

Total amount paid (if any) for the grant	Restricted Share Awards under the RSS - Nil Shares under the CIP Pounds 3.0375 for each committed share Nil for each matching share
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	Nil
Total number of securities over which options or other rights held at the date of this notice	369 765 (RSS 274 914 and CIP 23 420 + 71 431) ordinary shares in BHP Billiton Plc (maximum)
Any additional information

These ordinary shares in BHP Billiton Plc will be held by Billiton ESOP Trustees Limited on behalf of the director until they vest, the number vesting being dependent upon the extent to which performance conditions have been satisfied and certain timing choices to be made by the director. The shares are purchased by Billiton ESOP Trustees Limited on an opportunistic basis, with the balance being held by it at any one time being sufficient to meet its obligations to a number of employees of BHP Billiton Plc under the Billiton Employee Ownership Trust.

Part 5 - Contact details
Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor - BHP Billiton Limited Mrs M Taylor - BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Mrs M Taylor Tel: +44 20 7747 3854 Fax: +44 20 7747 3852
BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia